UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of December 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

TABLE OF CONTENTS

Item 1:	Form 6-K dated December 14, 2016 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited
By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: December 14, 2016

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Representation of Mr. Nusli Wadia under Section 169(4) of the Companies Act, 2013

December 14, 2016, Mumbai: This is with further reference to our filing dated November 29, 2016 enclosing the Notice dated November 23, 2016 for the Extraordinary General Meeting (EGM) Company scheduled to be held on Thursday, December 22, 2016 at 3:00 p.m. at Yashwantrao Chavan Prathisthan Auditorium, Y. B. Chavan Centre, General Jagannath Bhosle Marg, next to Sachivalaya Gymkhana, Mumbai 400021 to consider, inter alia, the Resolution for removal of Mr Nusli Wadia as Director of the Company.

Pursuant to Section 169(4) of the Companies Act, 2013, the Company has received a representation from Mr Nusli Wadia with a request that the same be circulated to the members of the Company. Reproduced below is a copy of the communication being dispatched to the Company’s members alongwith the said Representation. The same is also available on the Company’s website www.tatamotors.com

This is for the information of the Exchanges and members.

Registered Office : Bombay House, 24, Homi Mody Street, Mumbai-400001

Tel:+912266658282. Fax:+912266657799. Email:inv_rel@tatamotors.com Website:www.tatamotors.com

CIN-L28920MH1945PLC004520

December 14, 2016

Dear Members,

Sub: Representation of Mr. Nusli N. Wadia under Section 169(4) of the Companies Act, 2013

This has reference to the Notice dated November 23, 2016 convening the Extraordinary General Meeting (EGM) of the Company on the requisition of Tata Sons Limited, which holds 26.51% of the voting capital of the Company.

The EGM is scheduled to be held on Thursday, December 22, 2016 at 3:00 p.m. at Yashwantrao Chavan Prathisthan Auditorium, Y. B. Chavan Centre, General Jagannath Bhosle Marg, Next to Sachivalaya Gymkhana, Mumbai 400021, amongst other things, to consider the resolution for removal of Mr. Nusli N. Wadia as Director of the Company.

Pursuant to Section 169(4) of the Companies Act, 2013, Mr. Nusli N. Wadia has sent his representation in writing to the Company requesting the Company to circulate the representation to the members of the Company. Accordingly, please find enclosed the representation of Mr. Wadia. Copy of the representation is also available on the website of the Company at www.tatamotors.com.

The Company, the Board of Directors and its officers have not verified the statements made in the said representation or documents provided by Mr. Nusli N. Wadia and do not take responsibility for the same.

Thanking you,

Yours sincerely,

Tata Motors Limited

H K Sethna

Company Secretary

Nusli N. Wadia
To
M/s. Tata Motors Limited
Bombay House, 24 Homi Mody Street
Mumbai 400 001
India.
C-1, Wadia International Centre [Bombay Dyeing],
Pandurang Budhkar Marg,
Worli,
Mumbai 400 025.
December 13, 2016
To
M/s. Tata Motors Limited
Bombay House, 24 Homi Mody Street
Mumbai 400 001
India.
Kind Attention: Board of Directors and Company Secretary
Mr. Hoshang K. Sethna.
Subject: Representation under Section 169 of the Companies Act, 2013.
Dear Sir / Madam,
I refer to the special notice (“Special Notice”) moved by Tata Sons Limited
(“Tata Sons”), seeking my removal as an Independent Director levelling allegations against me, which are unsubstantiated, baseless, false, motivated, defamatory and libellous and have been made with the intention of harming my reputation.
Further to my letter dated 23rd November 2016, and my statutory rights under
Section 169 (4) of the Companies Act, I am exercising my right to make a written representation to the Shareholders. The representation is attached herewith (“Representation”).
The Company is obliged to send the representations to the Shareholders so that they are able to take an Informed decision. You have reasonable time to circulate this representation to the shareholders in physical as well as electronic form.
Kindly note that documents referred to in the attached Representation letter are also available for inspection/perusal at my Office. The shareholders requiring any further information/clarification may write to me on my email
address—nusliwadia@independentdirectortml.com and the same would be provided promptly.
Kindly note that this letter is without prejudice to my rights.
Regards,
Nusli N. Wadia
Independent Director
Tata Motors Ltd.

Tata Motors Ltd.
Esteemed Shareholders,
I come before you today in the most unique of circumstances. The notice that has been sent by Tata Sons for my removal as Independent Director has been with you for some time.
I. MY ASSOCIATION WITH YOUR COMPANY
I was invited to join your Company as a Director almost two decades ago based on my association with the late JRD Tata, my mentor and godfather. Whatever little I have learnt, and the values that I have tried to imbibe, are those that he gave me. The most important value that he taught me was that when one enters a Board Room, you leave your shares at the door, irrespective of whom you represent. He encouraged the freedom of thought and expression. If any member of the Board disagreed with JRD he not only respected it but appreciated it. He never expected anyone to toe his or
“the Tata Line”. He never admonished anyone for being independent. This is what
Mr. JRD Tata practised.
It is both sad and unfortunate that Tata Sons and its interim Chairman Ratan Tata are not only not practising this great tradition but effectively destroying it.
I have always acted as an Independent Director, long before it became a requirement to do so under any law. In July 2014, I was once again appointed as an Independent
Director upto 14th February, 2019. My appointment in 2014 was with an overwhelming majority of more than 92% of the votes cast (including those of Tata
Sons).
I have served your Company independently for 18 years and I now stand accused of having lost my independence over events that transpired in less than 17 days.
II. THE ALLEGATIONS AGAINST ME
Tata Sons in their notice dated 10th November, 2016 sought my removal as Director and levelled six (6) principal allegations against me, which are unsubstantiated, baseless, false, motivated, defamatory and libellous and have been made with the intention of harming my reputation. I have also sent a notice to the requisitionist (i.e.
Tata Sons) demanding the defamatory statement be withdrawn. The allegations with my responses are:
(i) that I have been acting in concert with Mr. Cyrus Mistry;
This is totally false and baseless. My actions as an Independent Director are totally independent and not linked to any individual.

(ii) that I have been acting against the interests of the Tata Group;
I do not serve the Tata Group in any capacity and am not required to act in their interest. The statement is irrelevant to my position as an
Independent Director of Tata Motors. It is also baseless and unsubstantiated. I am an Independent Director of certain Tata companies, and have acted and continue to act accordingly. I have a fiduciary responsibility to act as an Independent Director in the best interest of the companies on whose Boards I serve, no more no less.
(iii) that I have been conducting myself as an interested party in a manner that is designed to cause harm to the Tata Group, despite ‘purportedly’ being an independent director on the Boards of certain Tata companies;
The very reason for which I am being sought to be removed by Tata Sons is my independence of mind and action, in the discharge of my fiduciary duties as an independent director of your company. The statement that I am conducting myself to cause harm to the Tata group is baseless and defamatory and not worthy of a response.
(iv) that I have not been conducting myself independently and have been galvanizing the Independent Directors and acting prejudicially;
The Company’s own explanatory statement issued by the Board to the shareholders states that I was appointed as an Independent Director of the company at the AGM dated 31st July , 2014 and I “continue” to be an
Independent Director “as of the date of this notice”: also that I continue to “serve as Chairman of the Nomination & Remuneration Committee as
also a member of the Executive Committee of the Board of the company”.
Hence it is the Board who have certified that I am an Independent
Director. This statement of the Board confirms that as on the date of this notice I am and continue to be an Independent. Director. I am sure that my Independent Director colleagues are equally independent minded enough not to be galvanised by anybody, least of all, one of their peers.
(v) that my actions may put Tata Motors Limited and its future in grave jeopardy and impact the overall morale of the workers, employees and management who have joined a Tata company; and
This is false and untrue and is conjecture. No worker, employee, or manager, or director of Tata Motors has ever complained of my conduct.
On the contrary it is they who have sought my advise on several occasions outside the Board Meetings on many issues.
(vi) that I do not have bonafides.
I have already sent notices for defamation to Tata Sons for carrying on a personal vendetta against me for not toeing their line. I believe that it is
Tata Sons and its interim Chairman who have vindictively issued this notice with malicious intent to remove. me from the Board of Tata Motors
Ltd. I believe that it is their actions, which lack bonafides and in fact are malafide.
III. MY REPRESENTATION TO THE BOARD
As reported in the notice before you, I had requested the Board, through my letter dated 23rd November, 2016, in performance of their fiduciary duty, to forthwith investigate the serious allegations (in my opinion false) contained in the notice of Tata
Sons and if found true take action against me as per law. In the event that the allegations are not proved, it is the duty of the Board to state otherwise and inform the shareholders accordingly. They have chosen not to do so. In the alternative I have suggested that the Board should forthwith appoint an independent impartial retired
Judge who should expeditiously preferably within 15 days investigate all the charges and place his findings before you, the shareholders. The Board has not acted on this suggestion either. By not stating otherwise the Company continues therefore to accept me as an Independent Director, which is both a de-facto and de-jure endorsement of my position and my conduct.
IV. MY RECORD WITH THE COMPANY
1. The alleged reasons seeking my removal do not even remotely relate to my performance or my conduct as an Independent Director of Tata Motors for 18 years.
2. I had in my letter and at the Board Meeting requested the Board to provide you with information recorded with the company and with the shareholders relating to my performance.
3. In the Annual Report for the years 2014-15 and 2015-16 of your Company, the performance of the Board and the individual directors was evaluated by the
Board seeking inputs from all the Directors in accordance with the Companies
Act and the Guidelines for the Board effectiveness and the same was reported in the annual report.
Quote from Annual report 2015-16 (Page – 85 of Annual Report)
“ The criteria for performance evaluation of the Board included aspects like
Board composition and structure, effectiveness of Board processes, information and functioning etc. The criteria for performance evaluation of
Committees of the Board included aspects like composition of Committees, effectiveness of Committee meetings etc. The criteria for performance evaluation of the individual Directors included aspects on contribution to the
Board and Committee meetings like preparedness on the issues to be discussed, meaningful and constructive contribution and inputs in meetings etc. In addition, the Chairman was also evaluated on the key aspects of his role.”
V. THE EVENTS WHICH TRIGGERED THE NOTICE SEEKING MY
REMOVAL:
1. On 10th November, at approximately 5.00 pm, the Independent Directors of
Tata Chemicals (another company of which I am an Independent Director), unanimously issued a statement affirming their confidence in the Board, its
Chairman and the Management of Tata Chemicals. At the commencement of the Board Meeting that followed the Independent Directors meeting, Mr.
Bhaskar Bhat, the MD of a Tata Company, read out a hand-written statement proposing that Mr. Cyrus Mistry should not chair the meeting. The remaining directors present did not agree to support such a proposition. A few hours later
Mr. Bhat resigned.
2. Thereafter it is understood that approximately between the hours of 11.00 pm and 1.00 am that night, the Tata Sons Board passed a circular resolution to issue notice for my removal with an explanatory statement that I have referred to earlier (as in Item 2 of the notice).
3. The notice from Tata Sons was delivered to your Company at 9:20 am few hours later, on the morning of 11th November. This was obviously done in order to influence the deliberation of the Independent Directors, and damage my standing before my colleagues as the convenor presiding over the
Independent Directors meeting.
4. I am the only Independent Director of Tata Chemicals whose removal is being sought. No action against any other Independent Director has been taken of that Company. Near-identical notices to remove me as an Independent
Director of Tata Chemicals and Tata Steel were moved by Tata Sons and delivered simultaneously with the Tara Motors notice.
5. The cause of the hasty and vindictive reaction of Tata Sons and its interim
Chairman to move the circular resolution in the middle of the night for my removal were obviously triggered by the above events.
6. What is strange is that in Indian Hotels where I am not a director as also in
Tata Motors where I am, statements were issued on behalf of the Independent
Directors. Even more strange is the fact that no other Independent Director of any other Tata company has been sought to be removed other than me.

7. All the above events are extraneous and irrelevant to Tata Motors. No event has taken place in Tata Motors, which results in the notice being issued for my removal.
VI. CORPORATE MATTERS
Over the years I have as an Independent Director expressed my views and differed with several proposals during the time of Mr. Ratan Tata’s Chairmanship:
1. The NANO, initially a car conceived to sell at Rs.l lakh was launched in
2008, has proved to be a serious drain on the financial resources of Tata
Motors. Even at a price of Rs. .25 lakhs, the car neither sells nor is viable as every sale of the vehicle is at a substantial loss to the Company. After its commercial failure which became evident not too long after its launch, I differed strongly in its continued operations and funding. Huge losses have been incurred over the years. The plan on which the investment was made was for 250,000 cars while the production in the year 2015-16 was in the region of 20,000 cars and presently far less. The delay in the closure of
NANO is a serious drain on the finances of the Company, in addition it has created very negative image of the Passenger Vehicle Business (PVB) of the
Company. The investment and losses on NANO have been in thousands of crores rupees. Concerns have been raised not only by me but by several others regarding the continuing operation.
2. The PVB over the years from 2009-10 onwards for variety of reasons be it design, product, quality, execution, high cost has had a serious negative financial impact on the company. The current capital employed in the PVB division is substantial, on which there is a serious level of loss impacting the overall financials of the company. These results have been linked to the manner in which the affairs of the Company with regard to its strategy was being formulated and centralised in the past. It is this issue that has been addressed since the last two years. A strategy has been evolved and presented for the first time recently to bring the PVB to a level of international professionalism in terms of design, product cost, quality and viability.
3. On the one hand Tata Motors is burdened with heavy debt and has a substantial funding requirement for its future strategy. On the other hand Tata
Motors has large cross holdings in various Tata companies including non listed companies Tata Sons, Tata Projects, Tata Industries, Tata Services, Tata
International and Tata Capital and listed companies like Tata Chemicals and
Tata Steel. The value of the unlisted shares is approximately Rs. 8,600
Crores. The current value of the listed shares is in excess of Rs. 200 Crores making a total of around Rs. 8,800 Crores. These cross holdings are being maintained in a debt ridden company only to indirectly keep the voting rights and control in Tata Sons. The figure across all the listed companies holdings in Tata Sons Ltd. is approximately 14% of its capital amounting to approximately Rs.70,000 cr. and is being maintained only to shore up the voting rights of the Tata Trusts.

4. It is for you the shareholders who own around 70% of the company to decide as to whether it is in your best interest to hold the shares worth Rs.8800 Crores with no return or to disinvest, and pay off an equivalent debt and save interest of approximately Rs.800 cr, thereby improving the profit of the company by the same amount.

VII. CORPORATE GOVERNANCE

1. **Inappropriate behaviour of the Interim Chairman of Tata Sons, Ratan Tata**

The Board on 14th November 2016 was informed that Union leaders had been called from Pune on the 10th of November to meet Mr. Tata. Following that meeting the Union decided to take an adverse stand with regard to the Management. The Board was further informed that a letter had been addressed to the Managing Director on the 12th of November in which it was stated that

"*...The employees of Tata Motors Pune Plant have been deeply concerned over the rift between Tata Sons and the leadership of Tata Group companies. Moreover, the once cordial relation between the Tata Motors Pune Plant management and the employees have taken a downward turn since last 14 months over various negotiable issues.*

However, during this time of turmoil we reiterate our complete and dedicated commitment to the decision taken by Mr. Ratan Tata over the change in the leadership of Tata Sons Ltd..."

A Memorandum was also handed over by the leaders on the same day to Mr. Tata. This release was followed by a press release and a press conference.

2. The question arises what is at stake for your company? An Agreement that was initialled with the union after 14 months of discussion and negotiation where for the first time in the history of Tata Motors Pune a Productivity Linked settlement was initialled and to be signed. It is now a matter of conjecture as to whether this agreement will be signed or not. These actions on the part of Mr. Tata "by galvanizing" the union and "acting prejudicially against the interest of your company may put the

6

company and its future in great jeopardy and impact the overall moral of the workers, employees and management of Tata Motors".

3. **Coercion through Unsigned Legal Opinion**

Mr. Bharat Vasani Chief Legal and Group General Counsel of Tata Sons obtained two unsigned legal opinions from M/s. Shardul Amarchand Mangaldas & Co., Solicitors of Tata Sons captioned "Re: Meeting of the Board of Directors of Tata Motors Ltd." It was sent to him at 2.36 am in the morning of the 14th of November. Thereafter Mr. Bharat Vasani forwarded these two unsigned opinions received by him at 6.46 am, four hours later to the Company Secretary, Hoshang Sethna.

It is evident that Tata Sons, their General Counsel and their Solicitors were working overnight in order to create two unsigned opinions to illegally, and inappropriately influence the meetings of the Independent Directors and the Board of Directors to be held on the same day namely, 14th November, 2016.

The opinions were sent to the Board and Independent Directors just one hour before their meeting was to convene.

4. The two legal opinions issued which sought to intimidate and more specifically to influence the conduct of the Independent Directors in determining whether -

(a) Mr. Mistry should continue as Chairman of the Company and

(b) seeking to inform the Independent Directors that Tata Sons may disassociate itself from the Company and

(c) that the Independent Directors should consider these factors before determining whether Mr. Mistry should continue as Chairman of the Company.

5. The second opinion stated that if Independent Directors were to express their support to the existing Chairman, it could not be considered "*material*" and should not be disclosed to the Stock Exchanges i.e to muzzle any possible communication. It further sought to advise the Independent Directors on the manner in which they should conduct themselves at their meeting. It also sought to advise the Board of Directors how they should conduct themselves.

6. This serious illegal and inappropriate act of corporate misgovernance is a contravention of law. It contradicts the claims preached by Tata Sons and its interim Chairman Ratan Tata on ethics, morality and governance. It flies in the face of the Tata Code of Conduct, which Tata Sons claims to be the author of.

7

7. I took the liberty of taking the legal opinion of one of India's most eminent Legal Counsel Mr. K.K. Venugopal who stated the following:

"... *In my opinion, this attempt to influence the minds, and the thinking, of the Independent directors in regard to a most seminal issue relating to the functioning and governance of Tata Motors Limited, is not merely contrary to the spirit of the Act but also contrary to its very provisions. This is, therefore, not only an inappropriate act, but also an illegal one...*"

8. Here are just two clear cases of how the promoter shareholder Tata Sons and Ratan Tata its interim Chairman sought to illegally and inappropriately influence events and coerce the Directors and mislead the management and workers to the detriment of the Company.

Alleged Governance lapses by Tata Sons, their directors and certain Trustees of the Tata Trusts.

1. I believe that Tata Sons as also Trustees of the Tata Trusts have sought information and knowledge and received briefings with regard to the affairs of the company, and in particular Tata Motors, which are material and price sensitive. This I believe was before the introduction on 15th January, 2015 of the Insider Trading Regulations.

2. I believe that Mr. Ratan Tata, and the Board of Tata Sons even post notification of the Insider Trading Regulations (15th January, 2015) sought access to information and documents of Tata Steel, Tata Motors and other Tata companies. It is alleged that in addition, they have demanded that the senior members of the management brief them and make presentations to them on various business proposals and activities from time to time.

3. Mr. Bharat Vasani, Chief Legal and Group General Counsel, Tata Sons sought the opinion of a Senior Counsel on 24th February, 2015, just a month after the Regulations came into force. He sought advice for the passing of resolutions by the Board of Directors of the Tata listed Companies to enable them to authorise the managements to pass on or present financial information/strategic presentations to the Board of Directors of Tata Sons. I believe that this opinion was sought at the insistence of Mr. Ratan Tata and Mr. Soonawala, Trustees of the Tata Trust.

4. The Opinion was obtained by Tata Sons in June 2015 and sent to me by the Group Legal Counsel of Tata Sons in February, 2016 in order to persuade me to agree and be a party to a resolution to provide the information outlined in

8

the opinion to be passed by the Boards of the companies where I serve as an independent Director, including your company. I did not agree with the
Counsel’s advice, and no Board resolution was presented to or passed by the
Board of Tata Steel. Despite this, I believe that the information and presentation was being made before and even after February, 2016.
5. The financial, strategic presentations and data sought, as also the presence of the key managerial personnel presenting to the Tata Sons Board and to Mr.
Tata as Trustee of the .Public Charitable Tata Trusts, could be regarded as a violation of the Insider Trading Regulation (unpublished material and price sensitive information and knowledge) was being provided to those seeking it who are unauthorised.
6. I believe that over the period 2015-16 in addition to the above, Mr. Ratan Tata demanded that certain important and strategic matters be shared with him as
Trustee (not being director of Tata Sons) with regard to the affairs of Tata
Motors. As a result, I believe that presentations and other material and unpublished price sensitive information I matters were given to Mr. Ratan Tata
- a violation of the SEBI insider Trading Regulation.
7. It is for you the shareholders of your company to determine as to whether they wish that their company to be governed or should. I say misgoverned in such a manner? They should judge whether these actions are in conformity with elementary principles of good Corporate Governance and meet even the basic standards of ethics and morality expected of Tata Sons.
INTIMIDATION IN NOTICE OF TATA SONS:
The Notice of Tata Sons to the shareholders seems to create an atmosphere of intimidation with regard to’ the overstated role of Tata Sons, the promoter with regard to the brand. Your company was incorporated in L 945 as the Tata Engineering and
Locomotive Company. The company in its Certificate of Incorporation was christened with the name Tata under the Chairmanship of Mr. JRD Tata. It is he who endowed
Tata Motors with the name ‘Tata’. The products of the company have been sold since
1945 under the brand name Tata more than 50 years before any licence agreement with
Tata Sons was entered into by the company that too without a payment of any fee. It is only from 1998 that Tata Motors have through this agreement, the validity of which needs to be examined and suitably addressed, paid royalty.
To my knowledge no financial support has been given by Tata Sons to Tata Mo
No fetters of comfort nor guarantees have been provided by Tata Sons to· Tata to my knowledge.

IS AN INDEPENDENT DIRECTOR TRULY INDEPENDENT WHEN THE
PROMOTER IS PERMITTED TO PROPOSE AND VOTE FORMS REMOVAL.
The current Companies Act and SEBI listing Regulations creates a serious dichotomy if not a contradiction of the manner in which an Independent Director could and should be removed.
What needs to be considered is the following:
l. An Independent Director means a director other than a Whole Time Director,
Nominee Director, and who is not either a promoter of a company and/or related to a promoter.
2. An Independent Director is appointed for a fixed term of 5 years and not liable to retire.
3. The Audit Committee of a company must comprise of the majority of Independent
Directors and be chaired by an Independent Director.
4. The Nomination & Remuneration Committee of a company likewise must comprise of a majority of Independent Directors and be chaired by an Independent
Director.
5. The Chairman of the Audit Committee and the Chairman of the Nomination &
Remuneration Committee are required to attend the General Meeting of shareholders.
6. Independent Directors are required by law to abide by special Code of Conduct for Independent Directors alone under which they have fiduciary obligations.
Such obligations are not cast on the Non-Independent Directors.
7. The second tenure of an Independent Director requires a special resolution of shareholders. Therefore it is only logical and appropriate that the removal of an
Independent Director during his first 5-year term should require a special resolution on which the promoter should not be permitted to vote.
8. From the above it is evident that Independent Directors have extremely important and onerous duties, which require independence of mind and thought. The question arises as to whether therefore the removal of an Independent Director at the instance of a promoter goes against the very concept of an· Independent
Director. lf an Independent Director can be removed at the whims and fandies of a promoter shareholder then it begets the question as to whether he as truly independent, and can function as such.

9. In the case of specific related party transactions as also mergers involving promoters the promoter shareholder is not permitted to vote at a General Meeting on such resolutions.

10. The removal of an Independent Director stands on a much higher pedestal than a mere transaction, since an Independent Director is the guardian and custodian of all stakeholders, and in particular, the non-promoter shareholders of a company. If the voting rights of promoters/interested parties are restricted in case of related party transactions or a merger of a listed company, then there is no reason why the same principle should not apply to removal of Independent Directors as well.

11. The ability of a promoter to remove an Independent Director through an ordinary resolution on which it can vote therefore represents a major dichotomy and contradiction that needs to be addressed urgently.

12. A very eminent Former Judge of the Supreme Court in a very detailed opinion has stated "*... in my opinion it would be fallacious to say that an Independent Director is not liable to retirement in normal course as prescribed under Section 152, but he would be liable to be removed at the caprice of the Promoter group by an Ordinary Resolution by simple majority...*".
He further states "*...I am therefore of the Opinion that the ability of Promoter/Promoter Group to remove an Independent Director by an Ordinary Resolution is wholly deleterious to and contradicts the very concept of Independent Director...*".

13. It is upto you collectively the non-promoter majority shareholders of the company to also seek redressal of this issue in order to protect the Institution of Independent Directors who are your custodian and fiduciary. It is for you to seek the intervention of both the central government and SEBI to address this issue by ensuring that the resolution for the removal of an Independent Director should be a special resolution and be voted on by only the non promoter shareholders.

WHAT ARE THE ISSUES AND WHAT IS AT STAKE?

1. Although, it is my removal that you are being asked to vote upon, the real 'person' on trial is the "*institution of the Independent Director*" itself and not me. Your vote will have implications not only on how the other Independent Directors in your Company are to be treated, but in fact, on all Independent Directors of all companies across the country.

2. The reason why I state this is quite simple. I am before you today because I chose to discharge my duty as an Independent Director honestly, faithfully to the best of my abilities as a fiduciary in the interest of all stakeholders. I did

11

not toe the line of one particular shareholder. My independent stand has aggravated Tata Sons and my removal is being sought because I chose not to follow their diktat My fiduciary duty is to your company and not to an unidentified Tata Group.
3. Independent Directors act as custodians of the interests of all stakeholders. By law, they chair the Audit Committee and Nomination & Remuneration
Committee (NRC) and form the majority on these committees. Chairman of the Audit Committee and NRC are mandatorily required to be present at the
Annual General Meeting of the Company to directly answer your, the
Shareholders’, questions.
If they can be removed at the whim and fancy of a promoter, then their role is reduced to being ‘yes men’.
4. The resolution proposing my removal as an Independent Director is taking place for the first time in our country and since the institution of Independent
Director was created.
5. It is the first time in the history of corporate India that a promoter is using his muscle power with false and vindictive allegations to remove an Independent
Director.
6. Under such circumstances, the Independent Directors are left with two options- either to resign or face removal and be forced to defend their integrity before the shareholders at their own expense.
7. It is for you to deicide if such coercive tactics must be condemed in the strongest terms as they fly in the face of the basic tenets of corporate governance.
8. Your vote will therefore be a significant signal to all other companies, promoters, public shareholders as well as Independent Directors.
CLOSING REMARKS
It is now in your hands to decide not on my fate as an Independent Director of Tata Motors, but on the fate of the very institution of Independent Director requires to be protected by the shareholders in whose interest the Independent Director serves as a fiduciary to safeguard the interests of all stakeholders, most important of all, yours, dear shareholders.

Thank you for taking the time to read this. I hope that you will vote with your conscience and for what is right for your company and the institution of Independent Director.
I have penned down the above in good faith and with due care and attention. I have stated the above facts in my representation in consonance with and having the spirit of section I 69 of the Companies Act in my mind only and no other intentions.
Yours sincerely,
Nusli N wadia
Independent Director
Tata Motors Limited
Mumbai, Dated 13’h December2016
Note: The shareholders requiring any further information/clarification may write to me on my email address—nusliwadia@independentdirectortml.com and the same would be provided promptly.
13 .

About Tata Motors

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.